Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Prudential Investment Portfolios 8:

We consent to the use of our reports dated November 15, 2019, with respect to the financial statements and financial highlights of PGIM QMA Stock Index Fund and PGIM Securitized Credit Fund, each a series of Prudential Investment Portfolios 8, as of September 30, 2019, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

November 24, 2020